

<u>Mailstop 6010</u>   April 29, 2009

J. Don Brock, President
Astec Industries, Inc.
1725 Shepherd Road
Chattanooga, Tennessee 37421

Re: Astec Industries, Inc.
Form 10-K for the fiscal year ended December 31, 2008
File No. 1-11595

Dear Mr. Brock:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Jay Ingram
                                        Branch Chief

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